SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                          Parallax Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Common Stock, par value $.01 share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69915P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Chiu, Chi-Yuan
                             11F, No. 249 Section 1
                               Fushing South Road
                               Taipei, Taiwan ROC
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69915P103                    13D                     Page 2 of 4
Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Olymbus Investment Corporation
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               78,400
   SHARES
_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     -0-

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               78,400
   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

-0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


51%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69915P103                    13D                     Page 3 of 4
Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of Parallax Entertainment, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 11F, No. 249 Section 1 Fushing South Road Taipei, Taiwan ROC.
________________________________________________________________________________
Item 2.  Identity and Background.

         Olympus Investment Corporation, registered office:
         Rm 51, 5th Floor, Britannia House, Jalan Cator,
         Bandar Seri Begawan BS 8811,
         Brunei Darussalam

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         US $285,000 in working capital or cash on hand.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         As set forth in the Stock Purchase Agreement dated October 28, 2003 between Olympus and Yarek Bartosz, Exhibit A hereto (the "Agreement"), Parallax shall issue to Mr. Bartosz 30,000 shares of common stock in consideration of Mr. Bartosz's cancellation of a debt of Parallax owed to him. Mr. Bartosz has granted Olympus, as provided in the Agreement, a one year option to purchase such shares for US $1.00 per share.

         Pursuant to the Agreement, "Lin, Chi-Jung", a nominee of Olympus, has been elected to the Board of Directors. Olympus expects to name two additional directors to the Board, Liu, Chien-Hwa and Lo, Yi-Yun, effective approximately December 12, 2003 at which time Yarek Bartosz will resign from the Board.

         Olympus will seek to raise additional investment capital for Parallax.

         Olympus will seek to reverse-merge an existing business into Parallax. No agreement with any company has been reached in this regard.
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

         As set forth in the Agreement, Olympus purchased 78,400 shares of common stock of Parallax from Yarek Bartoxz. As set forth in Item 4 above, Olympus has an option to purchase an additional 30,000 shares from Yarek Bartosz for $1.00 per share.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 4 and 5 above.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


         Exhibit A Stock Purchase Agreement.
________________________________________________________________________________

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 17, 2003
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ Chiu, Chi-Yuan
                                        ----------------------------------------
                                                       (Signature)


                                                  Chiu, Chi-Yuan, President
                                               Olympus Investment Corporation
                                        ----------------------------------------
                                                       (Name/Title)

                       Execution Copy -- October 28, 2003
                       ----------------------------------

                            STOCK PURCHASE AGREEMENT
                            ------------------------


         STOCK PURCHASE AGREEMENT, dated as of October 28, 2003 (this "Agreement"), by and among Yarek Bartosz, a individual having an address at 9521 21st Street Calgary, Alberta T2C 4B1 ("Seller"), and Olympus Investment Corporation a company organized under the laws of the Republic of China, having an office and address at 11F, No. 249, Sec 1, Fu Shing S. Rd., Taipei, Taiwan ROC ("Purchaser"), and Parallax Entertainment, Inc., a company incorporated under the laws of the State of Texas, having an office and address at 9521 21st Street, Calgary, Alberta T2C 4B1 ("Company").


                               W I T N E S S E T H

         WHEREAS, Seller desires to sell to Purchaser 78,400 shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), (the "Shares"), representing approximately 51% of the Company's issued and outstanding shares of the Common Stock of the Company, on the terms and condition set forth in this Stock Purchase Agreement ("Agreement"), and

         WHEREAS, Purchaser desires to buy the Shares for $255,000 (the "Purchase Price") on the terms and conditions set forth herein, and

         WHEREAS, the parties hereto and Securities Transfer Corporation, a Texas corporation ("Escrowee"), have entered into an agreement (the "Escrow Agreement") providing for the payment into escrow of $50,000 (the "Escrow Fund"),

         WHEREAS, the Company joins in the execution of this Agreement for the purpose of evidencing its consent to the consummation of the foregoing transactions and for the purpose of making certain representations and warranties to and covenants and agreements with the Purchaser.

         NOW THEREFORE, in consideration of the promises and respective mutual agreements herein contained, it is agreed by and between the parties hereto as follows.

                                   ARTICLE 1
                         SALE AND PURCHASE OF THE SHARES
                         -------------------------------

         1.1 Sale of the Shares. Upon the execution of this Agreement, subject to the terms and conditions herein set forth, on the basis of the representations, warranties and agreements herein contained, Seller shall deliver the Shares to Purchaser who shall purchase the Shares from the Seller.

         1.2 Instruments of Conveyance and Transfer. At the Closing, Seller shall deliver a certificate or certificates representing the Shares to Purchaser, in form and substance satisfactory to Purchaser ("Certificates"), as shall be effective to vest in Purchaser all right, title and interest in and to all of the Shares.

         1.3 Consideration and Payment for the Shares. In consideration for the Shares, Purchaser shall pay to the Seller the purchase price of Two Hundred Fifty-five Thousand ($255,000) Dollars in U.S. currency ("Purchase Price"). The Purchase Price shall be payable only upon Closing (as set forth in Article 8 hereof).

                                   ARTICLE 2
                    APPOINTMENT OF THE DIRECTORS AND OFFICERS
                    -----------------------------------------

         2.1 At the Closing, the Company will take all steps required to appoint nominees of Purchaser as directors and officers of the Company.


                                   ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER
                  --------------------------------------------

         The Seller represents and warrants to the Purchaser now and as of the Closing, the following:

         3.1 Transfer of Title. Seller shall transfer title in and to the Shares to the Purchaser free and clear of all liens, security interests, pledges, encumbrances, charges, restrictions, demands and claims, of any kind or nature whatsoever, whether direct or indirect or contingent.

                  (a) Due Execution This Agreement has been duly executed and delivered by the Seller.

                  (b) Valid Agreement This Agreement constitutes, and upon execution and delivery thereof by the Seller, will constitute, a valid and binding agreement of the Seller enforceable against the Seller in accordance with its respective terms.

                  (c) Authorization. The execution, delivery and performance by the Seller of this Agreement and the delivery by the Seller of the Shares have been duly and validly authorized and no further consent or authorization of the Seller or an other is required.

                  (d) Seller's Title to Shares; No Liens or Preemptive Rights; Valid Issuance. Seller has and at the Closing will have full and valid title, possession and control of the Shares; there is and will be no existing impediment or encumbrance to the sale and transfer of such Shares to the
Purchaser; and on delivery to the Purchaser of the Shares, all of the Shares will be free and clear of all taxes, liens, encumbrances, charges or assessments of any kind and shall not be subject to preemptive rights, tag-along rights, or similar rights of any of the stockholders of the Company. Such Shares are and will be legally and validly issued in material compliance with all applicable
U.S.   federal  and  state   securities   laws,  and  will  be  fully  paid  and
non-assessable shares of the Company's common stock; and the Shares have all been issued under duly authorized resolutions of the Board of Directors of the Company. At the Closing, Seller shall deliver to the Purchaser certificates representing the Shares subject to no liens, security interests, pledges, encumbrances, charges, restrictions, demands or claims in any other party whatsoever.

         3.2 No Governmental Action Required. The execution and delivery by the Seller of this Agreement does not and will not, and the consummation of the transactions contemplated hereby will not, require any action by or in respect of, or filing with, any governmental body, agency or governmental official, including but not limited to the Securities and Exchange Commission ("Commission") and the National Association of Securities Dealers ("NASD"), except such actions or filings that have been undertaken or made prior to the date hereof and that will be in full force and effect (or as to which all applicable waiting periods have expired) on and as of the date hereof or which are not required to be filed on or prior to the date of Closing.

         3.3 Compliance with Applicable Law and Corporate Documents. The execution and delivery by the Seller of this Agreement does not and will not and, the sale by the Seller of the Shares does not and will not contravene or constitute a default under or violation of (i) any provision of applicable law or regulation, (ii) the articles of incorporation or by-laws of the Seller, or
(iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Seller or any its assets, or result in the creation or imposition of any lien on any asset of the Seller. The Seller is in compliance with and conforms to all statutes, laws, ordinances, rules, regulations, orders, restrictions and all other legal requirements of any domestic or foreign government or any instrumentality thereof having jurisdiction over the conduct of their businesses or the ownership of their properties.

         3.4 Due Diligence Materials. The information heretofore furnished by the Seller to the Purchaser for purposes of or in connection with this Agreement or any transaction contemplated hereby does not, and all such information hereafter furnished by the Seller to the Purchaser will not (in each case taken together and on the date as of which such information is furnished), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they are made, not misleading.

         3.5 Not a Voting Trust: No Proxies. None of the Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to the Shares. Except as provided in this Agreement, the Seller is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the Shares. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the sale contemplated by this Agreement, impair, restrict or delay any voting rights with respect to the Shares.

         3.6 Survival of Representations. The representations and warranties herein by the Seller will be true and correct in all material respects on and as of the Closing with the same force and effect as though said representations and warranties had been made on and as of the Closing and will, except, provided herein, survive the Closing.

         3.7 Adoption of Company's Representations. The Seller adopts and remakes as his own each and every representation made by the Company in Article 4 below.

         3.8 No Solicitation. No form of general solicitation or general advertising was used by the Seller or, to the best of its actual knowledge, any other person acting on behalf of the Seller, in connection with the offer and sale of the Shares. Neither the Seller, nor, to its knowledge, any person acting on behalf of the Seller, have, either directly or indirectly, sold or offered for sale to any person (other than the Purchaser) any of the Shares, and the Seller represent that they will not, nor will any person authorized to act on its behalf (except that the Seller makes no representation as to the Purchaser) sell or offer for sale any such security to, or solicit any offers to buy any such security from, or otherwise approach or negotiate in respect thereof with, any person or persons so as thereby to cause the issuance or sale of any of the Shares to be in violation of any of the provisions of Section 5 of the Securities Act of 1933, as amended or any other provision of federal or state law.

..

                                   ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                  ---------------------------------------------

         The Company represents and warrants to the Purchaser now and at the Closing, the following:

         4.1 Due Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas (a) with full power and authority to own, lease, use, and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. The Company has no subsidiaries. The Company is duly qualified to conduct business as a foreign corporation and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, and (b) all actions taken by the current directors and stockholders of the Company have been valid and in accordance with the laws of the State of Texas.

         4.2 (a) Company Authority. The Company has all requisite corporate power and authority to enter into and perform this Agreement.

                  (b) Due Authorization. The execution, delivery and performance by the Company of this Agreement has been duly and validly authorized and no further consent or authorization of the Company, its Board of Directors or its stockholders is required.

                  (c) Valid Execution. This Agreement has been duly executed and delivered by the Company.

                  (d) Binding Agreement. This Agreement constitutes, and upon execution and delivery thereof by the Company, will constitute, a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

                  (e) No Violation of Corporate Documents or Agreements. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder will not cause, constitute, or conflict with or result in (i) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which the Company or its stockholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (ii) an event that would cause the Company to be liable to any party, or (iii) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of the Company or on the securities of the Company to be acquired by the Purchaser.

         4.3 Authorized Capital, No Preemptive Rights, No Liens; Anti-Dilution. As of the date hereof, the authorized capital of the Company is 200,000,000 shares of Common Stock, $0.01 par value. The issued and outstanding capital stock of the Company is 153,262 shares of Common Stock. All of the shares of capital stock are, duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock of the Company are subject to preemptive rights or similar rights of the stockholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company, or otherwise. As of the date hereof and at Closing, (i) there are no outstanding options, warrants, convertible securities, scrip, rights to subscribe for, puts, calls, rights of first refusal, tag-along agreements, nor any other agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in the Company's articles of incorporation or by-laws or in any agreement providing rights to security holders) that will be triggered by the transactions contemplated by this Agreement. The Company has furnished to Purchaser true and correct copies of the Company's articles of incorporation and by-laws.

         4.4 No Governmental Action Required. The execution and delivery by the Company of this Agreement does not and will not, and the consummation of the transactions contemplated hereby will not, require any action by or in respect of, or filing with, any governmental body, agency or governmental official, including but not limited to, the Commission and the NASD, except such actions or filings that have been undertaken or made prior to the date hereof and that will be in full force and effect (or as to which all applicable waiting periods have expired) on and as of the date hereof or which are not required to be filed on or prior to the Closing.

         4.5 Compliance with Applicable Law and Corporate Documents. The execution and delivery by the Company of this Agreement does not and will not contravene or constitute a default under or violation of (i) any provision of applicable law or regulation, (ii) the Company's articles of incorporation or bylaws, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Company or any its assets, or result in the creation or imposition of any lien on any asset of the Company. The Company is in compliance with and conforms to all statutes, laws, ordinances, rules, regulations,  orders,  restrictions  and all  other  legal  requirements  of any
domestic  or  foreign   government  or  any   instrumentality   thereof   having
jurisdiction over the conduct of its businesses or the ownership of its properties.

         4.6 SEC Representations. Through the date hereof, the Company has filed all forms, reports and documents with the Commission required to be filed by it ("SEC Reports"). The Company has delivered and/or made available to Purchaser true and complete copies of the required SEC Reports. Such SEC Reports, at the time filed, complied in all material respects with the requirements of the federal and state securities laws and the rules and regulations of the Commission thereunder applicable to such SEC Reports. None of the SEC Reports, including without limitation, any financial statements or schedules included therein, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. In connection with all shares of common stock and other securities issued by the Company from inception to date, the Company has complied with the registration requirements of the federal Securities Act of 1933 and all applicable state blue sky laws or has relied upon a valid, applicable exemption from those registration requirements.

         4.7 Financial Statements. (a) The Purchaser has received a copy of the unaudited financial statements of the Company for the nine months ended September 30, 2003 and the related statements of income and retained earnings for the period then ended (the "Financial Statements") that are included in the Company's Form 10-QSB for the quarter ended September 30, 2003 and included in the SEC Reports. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently followed by the Company throughout the periods indicated. Such financial statements fairly present the financial condition of the Company at the dates indicated and its results of its operations and cash flows for the periods then ended and, except as indicated therein, reflect all claims against, debts and liabilities of the Company, fixed or contingent, and of whatever nature. Since September 30, 2003 (the "Balance Sheet Date"), there has been no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operations or prospects, of the Company, whether as a result of any legislative or regulatory change, revocation of any license or rights to do business, fire, explosion, accident, casualty, labor trouble, flood, drought, riot, storm, condemnation, act of God, public force or otherwise and no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operation or prospects, of the Company except in the ordinary course of business.

         4.8 No Litigation. The Company is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation which its has not disclosed to Purchaser. The Company is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

         4.9 No Taxes. The Company is not liable for any income, sales, withholding, real or personal property taxes to any governmental agencies whatsoever. All United States federal, state, county, municipality local or foreign income tax returns and all other material tax returns (including foreign tax returns) which are required to be filed by or on behalf of the Company have been or will be filed as of the Closing Date and all material taxes due pursuant to such returns or pursuant to any assessment received by the Company have been or will be paid as of the Closing Date, except those being disputed in good faith and for which adequate reserves have been established. The charges, accruals and reserves on the books of the Company in respect of taxes or other governmental charges have been established in accordance with GAAP.

         4.10 Material Agreements (a) The Company is not currently carrying on any business and is not a party to any contract, agreement, lease or order which would subject it to any performance or business obligations or restrictions in the future after the Closing of the transactions contemplated by this Agreement.

                  (b) The Company has no employment contracts or agreements with any of its officers, directors, or with any consultants, employees or other such parties.

                  (c) The Company has no stockholder contracts or agreements.

                  (d) The Company is not in default under any contract or any other document.

                  (e) The Company has no written or oral contracts with any third party except with its transfer agent, Securities Transfer Corporation.

                  (f) The Company has no outstanding powers of attorney and no obligations concerning the performance by the Seller of this Agreement.

                  (g) The Company has all material Permits ("Permits" means all licenses, franchises, grants, authorizations, permits, easements, variances, exemptions, consents, certificates, orders and approvals necessary to own, lease and operate the properties, of, and to carry on the business of the Company);
(ii) all such Permits are in full force and effect, and the Company has fulfilled and performed all material obligations with respect to such Permits;
(iii) no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination by the issuer thereof or which results in any other material impairment of the rights of the holder of any such Permit, and
(iv) the Company has no reason to believe that any governmental body or agency is considering limiting, suspending or revoking any such Permit.

                  (h) Neither the Company nor, to the Company's knowledge, any employee or agent of the Company has made any payments of funds of the Company, or received or retained any funds, in each case in violation of any law, rule or regulation or of a character required to be disclosed by the Company in any of the SEC Reports.

                  (i) There are no outstanding judgments or Uniform Commercial Code financing instruments or UCC Securities Interests filed against the Company or any of its properties.

                  (j) The Company has no debt, loan, or obligations of any kind, to any of its directors, officers, stockholders, or employees, which will not be satisfied at the Closing, except $10,719 owed to the Seller.

                  (k) The Company does not have and will not have any assets at the time of closing other than as disclosed in the Financial Statements. The Company does not own any real estate or any interests in real estate. The Company does not own any patents, copyrights, or trademarks. The Company does not license the intellectual property of others nor owe fees or royalties on the same.

         4.11 No Liabilities. There are no liabilities of the Company of any kind whatsoever which has not been disclosed to Purchaser, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability. The Company does not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected on the Company's Financial Statements.

         4.12 OTC Listing. The Company is currently listed on the OTC Electronic Bulletin Board under the trading symbol "PLXE". The Company is not in default with respect to any listing requirements of the NASD.

         4.13 Compliance with Law. To the best of its knowledge, the Company has complied with, and is not in violation of any provision of laws or regulations of federal, state or local government authorities and agencies. There are no pending or threatened proceedings against the Company by any federal, state or local government, or any department, board, agency or other body thereof.

         4.14 Corporate Documents Effective. The articles of incorporation, as amended, and the bylaws of the Company, as provided to Purchaser are, or will at Closing be, in full force and effect and all actions of the Board of Directors or stockholders required to accomplish same have, or will at Closing have been, taken.

         4.15 No Stockholder Approval Required. The acquisition of the Shares by Purchaser from Seller does not require the approval of the stockholders of the Company under the Texas General Corporate Law ("TGCL"), the Company's articles of incorporation or bylaws, or any other requirement of law or, if stockholder approval is required it has or will, prior to the Closing, be properly obtained in accordance with the requirements of the Company's articles of incorporation and by-laws and the TGCL.

         4.16 No Dissenters' Rights. The acquisition of the Shares by Purchaser from Seller will not give rise to any dissenting stockholders' rights under the TGCL, the Company's articles of incorporation or bylaws, or otherwise.

         4.17 Not Subject to Voting Trust. None of the Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such Shares. The Company is not a party to any agreement that offers or grants to any person the right to purchase or acquire any of the securities to be issued pursuant to this Agreement. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the transfer of the Shares to Purchaser, impair, restrict or delay any voting rights with respect to the Shares.

         4.18 Prior Offerings. All issuances by the Company of shares of common stock in past transactions have been legally and validly effected, and all of such shares of common stock are fully paid and non-assessable. All of the offerings of the Company's common stock were conducted in strict accordance with the requirements of Regulation D, Rules 504 and 506, as applicable, in full compliance with the requirements of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Texas Securities Act as applicable, and in full compliance with and according to the requirements of the TGCL and the Company's articles of incorporation and bylaws.

         4.19 True Representations. The information heretofore furnished by the Company to the Purchaser for purposes of or in connection with this Agreement or any transaction contemplated hereby does not, and all such information hereafter furnished by the Company to the Purchaser will not (in each case taken together and on the date as of which such information is furnished), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they are made, not misleading.

         4.20 Survival. The representations and warranties herein by the Company will be true and correct in all material respects on and as of the Closing with the same force and effect as though said representations and warranties had been made on and as of the Closing Time and will, except, as otherwise provided herein, survive the Closing for a period of three (3) years.

                                   ARTICLE 5
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER
                   -------------------------------------------

         Unless specifically stated otherwise, Purchaser represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

         5.1 Agreement's Validity. This Agreement has been duly executed and delivered by Purchaser and constitutes legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its respective terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

         5.2 Investment Intent. Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except (i) in an offering covered by a registration statement filed with the Securities and Exchange Commission under the Securities Act covering the Shares, or (ii) pursuant to an applicable exemption under the Securities Act.

         5.3 Restricted Securities. Purchaser understands that the Shares have not been registered pursuant to the Securities Act or any applicable state securities laws, that the Shares will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. In this connection, Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Stop transfer instructions may be issued to the transfer agent for securities of the Company (or a notation may be made in the appropriate records of the Company) in connection with the Shares.

         5.4 Legend. It is agreed and understood by Purchaser that the certificates representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

          THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

         5.5 Disclosure of Information. Purchaser acknowledges that it has been furnished with information regarding the Company and its business, assets, results of operations, and financial condition to allow Purchaser to make an informed decision regarding an investment in the Shares. Purchaser represents that it has had an opportunity to ask questions of and receive answers from the Company regarding the Company and its business, assets, results of operation, and financial condition.

                                    ARTICLE 6
                                 INDEMNIFICATION
                                 ---------------

         6.1 Seller hereby agrees to, indemnify and hold harmless the Purchaser and the Company (which includes, for purposes of this Article, Purchaser's and the Company's officers and directors, and stockholders) against any losses, joint or several, to which Purchaser may become subject under the federal securities laws, any state or other federal law, statutory or common law, or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise by reason of the inaccuracy of any warranty or representation contained in this Agreement, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and Seller will in addition reimburse Purchaser and the Company for any legal or any other expenses reasonably incurred by Purchaser in connection with investigating or defending any such loss, claim, liability, action or proceeding. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Purchaser and shall survive the Closing for a period of three (3) year. As used herein, "Losses" means any loss, claim, demand, damage, award, liabilities, suits, penalties, forfeitures, cost or expense (including, without limitation, reasonable attorneys', consultant and other professional fees and disbursements of every kind, nature and description).

                                    ARTICLE 7
                                    COVENANTS
                                    ---------

         7.1 From the date of this Agreement to Closing, the Seller and the Company covenant as follows.

                  (a) Company will to the best of its ability preserve intact the current status of the Company and the trading capacity of the Company as a NASD Bulletin Board company.

                  (b) The Seller will furnish Purchaser with whatever corporate records and documents are available, such as articles of incorporation and bylaws.

                  (c) The Company will not enter into any contract, written or oral, or business transaction, merger or business combination, or incur any debts, loan, or obligations without the express written consent of Purchaser or enter into any agreements with its officers, directors, or stockholders.

                  (d) The Company will not amend or change its articles of incorporation or Bylaws, or issue any further shares in the common stock of the Company without the express written consent of Purchaser.

                  (e) The Company will not issue any stock options, warrants or other rights or interest in the Shares or to its shares of common stock.

                  (f) The Seller will not encumber or mortgage any right or interest in the Shares, and will not transfer any rights to the Shares to any third party whatsoever.

                  (g) The Company will not declare any dividend in cash or stock, or any other benefit to its stockholders.

                  (h) The Company will not institute any bonus, benefit, profit sharing, stock option, pension retirement plan or similar arrangement.

                  (i) The Seller will obtain and submit to the Purchaser resignation of current officers and directors.

                  (j) The Company will arrange for the Company's current bank account to be closed and the delivery of all bank account statements and records pertaining to this account.

                                    ARTICLE 8
                        CLOSING AND DELIVERY OF DOCUMENTS
                        ---------------------------------

         8.1 Closing.  The Closing  shall be held on or before  October 31, 2003
(the  "Closing  Date").   The  Closing  shall  occur  as  a  single   integrated
transaction, as follows.

         (a)      Delivery by Seller

                  (i) Seller shall deliver to the Purchaser such instruments, documents and certificates as are required to be delivered by Seller or its representatives pursuant to the provisions of this Agreement.

                  (ii) Seller shall deliver to Purchaser (i) the Certificates executed by the Seller and the Company, dated the Closing Date, certifying that the representations and warranties of the Seller and the Company contained in and required by this Agreement are true in all respects and (ii) other certificates and opinions as directed by Purchaser, as follows:


                           1) Current Certificate of Good Standing of the Company issued by the Texas Comptroller of Public Accounts.

                           2) Letter from Seller and Gust Kepler that there exist Consulting Agreements or Stock Option Agreements with each person to whom the Company issued "free" stock registered under the Company's SEC Form S-8 Registration Statement.

         (b)      Delivery by Purchaser

                  (i) The Purchaser shall pay to the Seller an aggregate of $255,000 consisting of $50,000 held in escrow by
                           Securities Transfer Corporation and the balance of $205,000 in form of a cashier's check made payable to the Seller or by wire transfer as instructed by Seller; provided however in the event the Seller has not delivered to Purchaser at Closing a certified copy of a release and full satisfaction of that certain judgment dated April 29,2003, in the case styled Pre-Employment Screening, Inc., et al, v Parallax Entertainment, Inc., Cause Number 03AC-002545 Z CV, Division 39- Tuesday, in the Circuit Court of the County of St. Louis, State of Missouri, $15,000 of the Purchase Price shall be withheld and not delivered at the Closing, but shall be delivered to Seller post- Closing upon delivery by Seller to Purchaser of such release and full satisfaction of judgment.

                  (ii) A certificate executed by Purchaser dated the Closing Date, certifying that the representations and warranties of Purchaser contained in this Agreement are then true in all respects.

                                    ARTICLE 9
                        TERMINATION, AMENDMENT AND WAIVER
                        ---------------------------------

         9.1 Waiver. Any term, provision, covenant, representation, warranty or condition of this Agreement may be waived, but only by a written instrument signed by the party entitled to the benefits thereof. The failure or delay of any party at any time or times to require performance of any provision hereof or to exercise its rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such party's right at a later time to enforce the same. No waiver by any party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition of the breach of any other term, provision, covenant, representation or warranty. No modification or amendment of this Agreement shall be valid and binding unless it be in writing and signed by all parties hereto.

         9.2 Termination by Purchaser. Notwithstanding anything to the contrary herein, Purchaser shall have the right, in its sole and absolute discretion, at any time prior to its payment of the Purchase Price, to terminate this Agreement, in which event, this Agreement shall be terminated and no party shall have any further obligation to any other party. In such event, the non-refundable deposit that Purchaser has paid shall be forfeited to the benefit of Seller.

                                   ARTICLE 10
                                  MISCELLANEOUS
                                  -------------

         10.1 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understanding related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Agreement or the written statement, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not set forth.

         10.2 Notices. Any notice or communications hereunder must be in writing and given by depositing same in the United States mail addressed to the party to be notified, postage prepaid and registered or certified mail with return receipt requested or by delivering same in person. Such notices shall be deemed to have been received on the date on which it is hand delivered or on the third business day following the date on which it is to be mailed. For purpose of giving notice, the addresses of the parties shall be:

If to Seller:     Yarek Bartosz
------------      9521 21st Street
                  Calgary, AB T2C 4B1
                  Fax No. 403-720-8550


If to Purchaser to:
------------------
                  Olympus Investments Corporation
                  11 F, No. 249, Sec 1
                  Fu Shing S. Rd.
                  Taipei, Taiwan R.O.C.
                  Fax No.




If to Company to:
----------------
                  Parrallax Entertainment, Inc
                  9521 21st Street
                  Calgary, AB T2C 4B1
                  Fax No. 403-720-8550


         10.3 Governing Law. This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by the laws of the State of Texas (without regard to principles of conflicts of law). Each of the parties hereto agrees to submit to the exclusive jurisdiction of any federal or state court within the County of Dallas, with respect to any claim or cause of action arising under or relating to this Agreement. The parties agree that any service of process to be made hereunder may be made by certified mail, return receipt requested, addressed to the party at the address appearing in Section 10.2, together with a copy to be delivered to such party's attorneys via telecopier (if provided in Section 10.2). Such service shall be deemed to be completed when mailed and sent and received by telecopier. Seller and Purchaser each waives any objection based on forum non conveniens. Nothing in this paragraph shall affect the right of Seller or Purchaser to serve legal process in any other manner permitted by law.

         10.4 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         10.5 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed, or extended, and the terms hereof may be waived, only by a written instrument signed by authorized representatives of the parties or, in the case of a waiver, by an authorized representative of the party waiving compliance. No such written instrument shall be effective unless it expressly recites that it is intended to amend, supersede, cancel, renew or extend this Agreement or to waive compliance with one or more of the terms hereof, as the case may be. No delay on the part of any party in exercising any right, power or privilege shall hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power of privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

         10.6 Binding Effect; No Assignment, No Third-Party Rights. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of each of the parties hereto or by operation of law.

         10.7 Further Assurances. Each party shall, at the request of the other party, at any time and from time to time following the Closing promptly execute and deliver, or cause to be executed and delivered, to such requesting party all such further instruments and take all such further action as may be reasonably necessary or appropriate to carry out the provisions and intents of this Agreement and of the instruments delivered pursuant to this Agreement.

         10.8 Severability of Provisions. If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of the Agreement, or the application of such provision or portion of such provision is held invalid or unenforceable to person or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable, in no event shall this Agreement be rendered void or unenforceable.

         10.9 Exhibits and Schedules. All exhibits annexed hereto, and all schedules referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth herein. Any matter disclosed on any schedule referred to herein shall be deemed also to have been disclosed on any other applicable schedule referred to herein.

         10.10 Captions. All section titles or captions contained in this Agreement or in any schedule or exhibit annexed hereto or referred to herein, and the table of contents to this Agreement, are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

         10.11 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Closing occurs, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions hereof and the consummation of the transactions contemplated.

                                   ARTICLE 11
                         PAYMENT OF DEBT OWED TO SELLER
                         ------------------------------

         11.1 As set forth above, the Company, as of the Closing, owes Seller $10,719. Within 60 days of Closing, Purchaser shall cause the Company to issue and Seller shall accept 30,000 shares of common stock (Seller's Shares) in full payment of the said $10,719 debt. The Company shall retain the certificate for the Seller's Shares for the Term of the Option, as set forth in Section 11.2 below.

         11.2 Seller hereby grants to Purchaser the right and option to purchase all or any part of the Seller's Shares at an exercise price of $1.00 per share. Such option (the "Option") shall be exercisable at any time and from time to time during a period of one year following the Closing (the "Term"), and shall terminate at the end of the Term.

         11.3 The Purchaser may exercise the Option in each instance by notice to the Seller (a "Notice of Exercise") delivered in the manner set forth in
Section 10.2


Such notice shall be deemed given when delivered by hand, five (5) business days after mailing by certified mail, and three (3) business days after sending by facsimile transmission, and shall contain the following information and remittance:

         Number of Seller's Shares being purchased.
         Total purchase price.
         Certified or bank check for the full exercise price, if notice is by hand delivery or certified mail, or wire transfer confirmation of remittance of exercise price to Seller's bank.


         11.4.1 In the event, at any time, that the number of Seller's Shares then subject to the Option shall be increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, through reorganization, merger, consolidation, liquidation, recapitalization, reclassification, stock split-up or combination of shares, appropriate adjustment (in the number and kind of shares or resulting securities as to which this Option then applied) shall be made to the end that the number of shares or other securities then subject to the Option shall then be considered "Seller's Shares" and the total exercise price therefor shall remain unchanged. (For example, if the total 30,000 Seller's Shares were split one-for-two, such that the 30,000 Seller's Shares were changed to 15,000 shares of common stock, the resulting 15,000 shares would then be covered by this option at an exercise price of $2.00 per share.)

         11.4.2 If after one (1) year from the date hereof, there shall not have been any change in the number or price per share for the Seller's Shares resulting from the provisions of Paragraph 11.4.1 above, the balance of the Seller's Shares then subject to the Option and not purchased by the Purchaser or its assignee, shall be delivered to Seller, limited nevertheless to a maximum of 30,000 shares.

         11.4.3 During the Term and while the Seller's Shares are subject to the Option, Seller grants to Purchaser a full and irrevocable proxy (the "Proxy") to vote the Seller's Shares in any and all meetings or consents of shareholders and in respect of any and all matters or proposals presented to shareholders, including but not limited to election of directors. The parties agree that this Proxy is coupled with an interest. Upon the Closing, this section 11.4.3 shall be deemed for all purposes the Proxy.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the date first written herein above.

YAREK BARTOSZ


--------------------------------------
Yarek Bartosz


OLYMPUS INVESTMENT CORPORATION

By:
   -----------------------------------

PARALLAX ENTERTAINMENT, INC.


By:
   -----------------------------------